Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
  Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

August 25, 2010

Karen J. Garnett
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re:          CommonWealth Realty Partners, Inc.
Amended Registration Statement on Form S-11
Filed June 1, 2010
File No. 333-164986

Dear Ms. Garnett,

Please see the responses to your letter below:

General

1.
Disclosure on the prospectus cover page states that if your common stock becomes quoted on the OTCBB or an exchange, then the sales price to the public will vary according to the market for your stock at the time of sale. Sales of your stock into an existing trading market at other than a fixed price would constitute an at the market offering within the meaning of Rule 415(a)(4). In order to do an at the market primary offering, you must be eligible to register the offering on Form S-3. Since you are not currently eligible to register the offering on Form S-3, please revise the prospectus clarify that you will sell shares only at the fixed offering price of $0.30 per share for the duration of the offering.

We added the following sentence:

We will only sell shares for $.30 per share for the duration of the Offering.

We have deleted the following:

If our common stock becomes quoted on the Over the Counter Bulletin Board or another exchange, then the sales price to the public will vary according to the market for our stock at the time of sale

2.	Please include updated financial statements and related disclosures, including an updated consent to the use of the auditor's report, in your next amendment. Refer to Rule 8-08 of Regulation S-K.

We have updated the financial statements and have provided an updated consent .

Dilution, page 17

3.
We note your response to prior comment 3 and reissue the comment in part. Please revise to correct all dilution amounts disclosed. For example, we note that after giving effect to the sale of 1,125,000 shares, the net tangible book value per share would appear to be $0.03 rather than $0.016 as disclosed.

The dilution table has been completely revised to reflect the correct book value per share.
Notes to the Financial Statements, page F-6
Note 3 - Note Payable - Related Party, page F-7

1.	We note your response to prior comment 4. Please revise your discussion on page 28 to remove the terms of the note payable to Mr. Cronin related to potential conversion of the note to common stock.

We have removed this discussion and the information in Note 3 so that they now reflect the proper information.

We hope these responses satisfy your comments. Please let us know when we would be able to file a request for acceleration.

Thank you!

Sincerely,

/s/
Jillian Sidoti
Counsel